BIG BEAR DC

Annual Income and Expense Report

January - December 2021

	Total
INCOME	
Business Income	84,040
TOTAL INCOME:	**84,040**
EXPENSES	
Office and Management Expenses	7,703
TOTAL EXPENSES:	**7,703**
NET PROFIT:	**76,337**

DS SD

2021 Balance Sheet

BIG BEAR DC

12/31/2021

	Dec, 21
ASSETS	
Current Assets	
Checking/Savings/Cash	
Cash and Banks	42,525
Total Checking/Savings/Cash	42,525
TOTAL ASSETS	**42,525**

	Dec, 21
LIABILITIES & EQUITY	
LIABILITIES	
Current Liabilities	
Accounts Payable	0
Long Term Debt	0
Credit Card	0
TOTAL LIABILITIES	**0**
EQUITY	
Equity	42,525
TOTAL EQUITY	**42,525**
TOTAL LIABILITIES & EQUITY	**42,525**

DS SD

2021 Statement of Cash Flow

BIG BEAR DC

1/1/2021 to 12/31/2021

	TOTAL
OPERATING ACTIVITIES	
Net Earnings	76,337
Additions to Cash	
Decrease in Accounts Receivable	0
Increase in Accounts Payable	0
Subtractions from Cash	
Management Salary & Equity Draw	-33,812
Increase in Inventory	0
Net Cash Provided by Operating Activities	**42,525**
FINANCING ACTIVITIES	
Credit Cards and Loans	0
Total Financing Activities	**0**
NET CASH INCREASE FOR PERIOD	**42,525**
Cash at Beginning of Period	0
CASH AT END OF PERIOD	**42,525**